                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission File Number 1 - 2380
                       --------

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

      AVIALL, INC. EMPLOYEE SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

      Aviall, Inc.
      2750 Regent Blvd
      DFW Airport, Texas  75261



                                  Page 1 of 17
                      The Exhibit Index appears on Page 16

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       AVIALL, INC. EMPLOYEE SAVINGS PLAN



                                  By:  /s/ Jeffrey J. Murphy
                                       -----------------------------------------
                                       Jeffrey J. Murphy
                                       Chairman, Aviall, Inc. Employee Savings
                                       Plan

                                  By:  /s/ Jacqueline K. Collier
                                       -----------------------------------------
                                       Jacqueline K. Collier
                                       Vice President and Controller, Aviall,
                                       Inc.



Date: June 28, 2002

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------


                                                                                                           Page
                                                                                                           ----
Report of Independent Accountants............................................................................4

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000........................5

     Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 2001.......................................................................................6

Notes to Financial Statements................................................................................7

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
     as of December 31, 2001................................................................................15


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Aviall, Inc. Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviall, Inc. Employee Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
June 14, 2002

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                            December 31,
                                                    ----------------------------
                                                        2001            2000
                                                    ------------    ------------
ASSETS
Investments (see Note 3)                            $ 25,282,693      26,036,304
Receivables
   Participant contributions                                 196              --
   Income                                                     --             906
                                                    ------------    ------------
     Total receivables                                       196             906

Total assets                                          25,282,889      26,037,210
                                                    ------------    ------------

LIABILITIES
Excess employer contributions                                294              --
Other liabilities                                          2,967           8,097
                                                    ------------    ------------
   Total liabilities                                       3,261           8,097
                                                    ------------    ------------

Net assets available for benefits                   $ 25,279,628      26,029,113
                                                    ============    ============



See accompanying notes to financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                       Year ended
                                                                    December 31, 2001
                                                                    -----------------
Additions:
   Additions to net assets attributed to:
     Investment income (loss):
       Net depreciation in fair value of investments (see Note 3)   $      (1,110,558)
       Interest                                                               343,071
       Dividends                                                              473,410
                                                                    -----------------
                                                                             (294,077)
                                                                    -----------------

     Contributions:
       Participant                                                          1,844,699
       Employer                                                               346,828
                                                                    -----------------
                                                                            2,191,527
                                                                    -----------------

       Total additions                                                      1,897,450
                                                                    -----------------

Deductions:
   Deductions from net assets attributed to:
     Distributions and other                                                2,641,163
     Plan fees and expenses                                                     5,772
                                                                    -----------------
       Total deductions                                                     2,646,935
                                                                    -----------------

       Net decrease                                                          (749,485)

Net assets available for benefits:
   Beginning of year                                                       26,029,113
                                                                    -----------------
   End of year                                                      $      25,279,628
                                                                    =================



See accompanying notes to financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

         The following description of the Aviall, Inc. Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL

         The Plan, sponsored by Aviall, Inc. ("Aviall" or the "Company") was established on December 7, 1993 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of ERISA. It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA that, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participants' rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

         Participation in the Plan is voluntary. Participants may make elective contributions to the Plan beginning on their date of hire, but must have one year of qualified service and be at least 21 years of age before receiving employer matching contributions. In general, new employees of the Company are eligible to participate in the Plan.

         PLAN INVESTMENTS

         The Plan is a self-trusteed plan with The 401(k) Company as recordkeeper. Plan assets are held by various investment fund houses in separate investment accounts.

         Participants may elect to contribute to, or transfer among, any of the funds except for the Aviall Stock Restricted Shares Fund. Earnings are allocated based on number of shares attributed to participants' accounts.

         Aviall Stock Restricted Shares Fund: The fund consists of Aviall, Inc. common stock contributed by the Company in 1998 through a one-time grant of shares to eligible employees, as defined in the 1997 Plan amendment. The fund is not a participant directed fund and, as such, participants do not have access to the fund while employed with the Company.

         Aviall Common Stock Fund: The fund consists of Aviall, Inc. common stock that is purchased on a regular and continuous basis on the open market, and a money market fund that is used to facilitate stock purchases and liquidations. On May 1, 2001, the Aviall Common Stock Fund moved from a unitized accounting method to a share accounting method. Under the share accounting method, participants own actual shares within the fund rather than owning a percentage of all the stock in the fund.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         Washington Mutual Investors A: The fund is a large-cap value fund that seeks current income as well as growth opportunity. The fund invests primarily in stocks of U.S. companies.

         EuroPacific Growth A: The fund is an international equity fund that seeks long-term capital growth. The fund invests primarily in stocks of companies outside the U.S., with a minimum of 80% of its assets in companies located in Europe or the Pacific Basin.

         Templeton Developing Markets Trust A: The fund is an emerging regional fund that seeks long-term capital growth. The fund invests primarily in foreign stock of issuers in countries with developing markets.

         Franklin Balance Sheet Investment A: The fund is a small-cap value fund that seeks capital appreciation and income. The fund invests primarily in stocks of U.S. companies that it believes are undervalued in the marketplace.

         Franklin Real Estate Securities Fund A: The fund is an equity sector fund that seeks to maximize total return. The fund invests primarily in stocks of U.S. companies operating in the real estate industry.

         MFS Massachusetts Investors Trust A: The fund is a large-cap growth fund that seeks current income as well as long-term growth. The fund invests primarily in stocks of U.S. companies. The fund was liquidated in June 2000 and replaced by the MFS Massachusetts Investors Growth A fund.

         MFS Massachusetts Investors Growth Stock Fund A: The fund is a large-cap growth fund that seeks long-term growth and future income. The fund invests primarily in stocks of large companies with above-average prospects for long-term growth. The fund was introduced to the Plan in June 2000.

         Lord Abbett Developing Growth Fund A: The fund is a small-cap growth fund that seeks long-term growth. The fund invests primarily in stocks of small U.S. companies that it believes have above-average, long-term growth potential.

         PIMCO Total Return Fund A/Admin: The fund is an intermediate-term bond fund that seeks total returns consistent with capital preservation. The fund invests primarily in bonds, including U.S. government and corporate bonds.

         Pilgrim International Small-Cap Growth A: The fund is an international equity fund that seeks long-term capital growth. The fund invests primarily in stocks of foreign small companies.

         IRT Stable Value Fund: The fund seeks consistent, positive returns while preserving principal and maintaining liquidity. The fund invests in a diversified portfolio of investment contracts with insurance companies, banks, or other financial institutions.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         CONTRIBUTIONS, VESTING AND FORFEITURES

         The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The Plan entitles nonhighly compensated employees to defer up to 15% of their pre-tax compensation. Highly compensated employees as defined under IRC Section 414(q) may defer pre-tax compensation only up to the percentage allowed pursuant to the nondiscrimination tests. The maximum employee contribution for 2001 and 2000 is $10,500 for both years and is limited by law. Prior to July 1, 2001, the Company matched 50% of the employee's annual contribution up to $400 per person based on certain requirements. Effective July 1, 2001, the Company matches 50% of the employee's contribution limited to the first 5% of employee compensation per pay period.

         Participants are immediately 100% vested in the earnings of their individual contributions to the Plan. Participants vest 25% per year in Company contributions and the earnings attributable to such contributions beginning with their second year of service, and are 100% vested in their fifth year of service. Vesting in Company contributions also occurs upon attainment of retirement age, death or disability. Upon a distribution to a participant, nonvested Company contributions are forfeited and are used to offset future Company contributions. In 2001, there were $9,207 of forfeitures that will be used to offset future Company contributions.

         In 1997, the Plan was amended to allow the Company to make discretionary contributions of Company common stock to the Plan. Such contributions, when made, are fully-vested and nonforfeitable. In 1998, the Company made a discretionary contribution of 50 shares of Company common stock to all eligible employees, as defined in the amendment. This contribution is included in the Aviall Stock Restricted Shares Fund and cannot be directed by the participants.

         All contributions to the Plan are deposited in the trust. At the employee's option, contributions are directed into separate participant directed investment funds, as discussed above.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, the Company's matching contribution, as eligible, and the allocation of the investment fund earnings, as well as charged with loan fees, as applicable.

         ROLLOVERS

         Distributions from another qualified plan can be transferred into the Plan. In 2001 and 2000, rollover accounts in the amount of $89,198 and $39,518, respectively, were transferred into the Plan and are included in employee contributions on the statement of changes in net assets available for Plan benefits.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         PAYMENT OF BENEFITS

         In the event of a participant's termination of employment, disability or death, the participant or beneficiary shall receive an amount equal to the vested value of their account in a lump-sum payment. Upon disability or death, a participant's Plan account balance immediately becomes fully vested.

         Upon a participant's attainment of retirement age, a participant's Plan account balance immediately becomes fully vested and nonforfeitable. Retirement age is defined as the earlier of the date on which a participant attains age 65 or the date on which a participant has both attained age 55 and completed at least ten years of service. Upon retirement, a lump-sum payment of the participant's account balance shall be made within 90 days of the distribution request.

         Lump sum payments of $5,000 or less are made at the request of a participant or beneficiary, or annually upon the failure of a participant or beneficiary to respond to the recordkeepers request for payment instruction within the specified time frame. For amounts greater than $5,000, consent of the participant or beneficiary is required.

         The Plan allows hardship withdrawals for the following reasons:

                  (1)      Payment of catastrophic medical expenses;

                  (2)      Purchase of a principal residence;

                  (3)      Payment of tuition of post secondary education;

                  (4) Payments to prevent the eviction or foreclosure of principal residence; or

                  (5) Any other reason deemed a financial hardship by the Internal Revenue Service ("IRS").

         Certain restrictions are placed on participants withdrawing from the Plan. Such restrictions include:

                  (1) The amount withdrawn may not exceed the amount of immediate financial need;

                  (2) The participant must obtain all nontaxable loans available under the Plan prior to applying for hardship withdrawal;

                  (3) The participant must limit tax-deferred and other elective contributions under the Plan for the next taxable year to the applicable limit under section 402(g) of the IRC, minus the employee's elective contributions for the year of the hardship distribution; or

                  (4) The participant may not make tax-deferred contributions and other elective or voluntary contributions to the Plan for at least 12 months after receipt of the hardship withdrawal.

         There were no distributions or withdrawals which had been approved but remained unpaid as of December 31, 2001 and 2000.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         LOANS

         An active participant with a vested account balance of at least $2,000 may borrow from their account. Loans are limited to 50% of the vested account balance and are collateralized by the participant's vested account balance. Loans must be at least $1,000 but not greater than $50,000. In general, loans must be repaid within five years through payroll deductions, unless utilized for the purchase or construction of a principal residence, in which case the Retirement Committee of the Plan determines the term. Loans accrue interest at a rate that is comparable to that of most major lending institutions. Such rates range from 6.0% to 10.84% for loans outstanding at December 31, 2001. All principal and interest repayments are allocated to the Plan's investment funds based on the participant's investment elections at the time of repayment. Loans that are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

         Under the Plan's loan provisions, participants are allowed to have up to two loans outstanding at a given time. Aviall, Inc. stock classified as "restricted" (Aviall Stock Restricted Shares Fund) is disqualified from being used to calculate loanable account balances or fund loans unless otherwise determined by the Plan Administrator. Additionally, the Plan, as amended, does not allow loans to be refinanced.

         PLAN TERMINATION

         The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be nonforfeitable and fully vested, and each participant shall be entitled to the entire amount credited to his account. Payments shall be made by the trustee in a nondiscriminatory manner as directed by the Retirement Committee of the sponsor.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade date basis, and dividends are reinvested at the date-of-record market price.

         PLAN FEES AND EXPENSES

         The Company paid all brokerage, administrative and recordkeeping fees for the Plan. Loan fees, when applicable, were charged to the Participant accounts and were the only expenses paid with Plan assets. Additionally, certain administrative services were performed by the Company at no cost to the Plan.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         PARTICIPANT LOANS RECEIVABLE

         Participant loans receivable represent cash advances to participants of the Plan less any payments made.

         INVESTMENT VALUATION

         The Plan's investments are stated at fair value, using quoted market prices, except for participant loans, which are valued at cost.

         SECURITIES TRANSACTIONS AND INVESTMENT INCOME

         Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Unrealized gains and losses are calculated as current value of investments at the end of the Plan year less current value at the beginning of the Plan year or acquisition cost if acquired during the Plan year.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and the related changes in net assets available for benefits. Actual results could differ from those estimates.

3.       INVESTMENTS

         Investments held by the Plan at December 31, 2001 and 2000 consisted of the following:

                                   2001           2000
                               ------------   ------------
                                 Current        Current
                                  Value          Value
                               ------------   ------------
Mutual funds                   $ 17,076,957   $ 18,883,666
Money market funds                    1,604      2,474,793
Pooled investment funds           4,968,534      2,479,266
Common stock                      2,574,354      1,441,085
Participant loans receivable        660,090        748,896
Cash                                  1,154          8,598
                               ------------   ------------
                               $ 25,282,693   $ 26,036,304
                               ============   ============

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000:

                                                                     December 31,
                                                               -----------------------
                                                                  2001         2000
                                                               ----------   ----------
Aviall, Inc. Common Stock Funds:
  Aviall, Inc. Common Stock (330,874 and 274,043 shares,
    respectively)                                              $2,498,099   $1,386,658
  Aviall Stock Restricted Shares (10,100 and 10,750 shares,
    respectively)*                                             $   76,255   $   54,427
  Alliance Gov't. Reserve Money Market                         $       --   $   43,633
Washington Mutual Investors A Fund (179,657 and 171,529
  shares, respectively)                                        $5,075,325   $4,979,499
EuroPacific Growth A Fund (52,092 and 44,893 shares,
  respectively)                                                $1,399,729   $1,407,405
Franklin Balance Sheet Investment A Fund (32,708 and 33,666
  shares, respectively)                                        $1,308,985   $1,200,895
MFS Massachusetts Investors Growth A Fund (323,025 and
  336,360 shares, respectively)                                $4,163,799   $5,765,223
Lord Abbett Developing Growth A Fund (96,976 and 116,464
  shares, respectively)                                        $1,474,042   $1,903,024
PIMCO Total Return A/Admin Fund (179,965 and 127,957 shares,
  respectively)                                                $1,882,436   $1,329,474
Stable Value Funds:
  IRT Stable Value Fund (4,968,534 and 2,479,266 shares,
    respectively)                                              $4,968,534   $2,479,266
  Money Market Accounts (1,604 and 2,431,160 shares,
    respectively)                                              $    1,604   $2,431,160

*  Nonparticipant directed

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,110,558 as follows:

                  Mutual funds                        $(1,990,686)
                  Common stock                            880,128
                                                      -----------
                                                      $(1,110,558)
                                                      ===========

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                       December 31,
                 -----------------------
                    2001         2000
                 ----------   ----------
Net assets:
  Common stock   $   76,255   $   54,427
                 ----------   ----------
                 $   76,255   $   54,427
                 ==========   ==========

                                      Year ended
                                   December 31, 2001
                                   -----------------
Changes in net assets:
  Net appreciation in fair value   $          27,730
  Distributions                               (5,902)
                                   -----------------
                                   $          21,828
                                   =================

5.       TAX STATUS OF THE PLAN

         The IRS granted a favorable letter of determination under the applicable section of the IRC on September 1, 1995 and, therefore, the trust is exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

         Management is unaware of any material variations in the operations of the Plan from the terms of the Plan documents, including amendments. Management believes the Plan, as amended, continues to qualify and operate as designed in accordance with applicable sections of the Internal Revenue Code and ERISA.

6.       SUBSEQUENT EVENTS

         The Plan was amended and restated effective January 1, 2002 to comply with the mandatory provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Additionally, in conjunction with this amendment, the Company elected to voluntarily adopt permissive provisions affecting catch-up contributions for older workers and treatment of forms distribution. Management expects the amendment will not have a material effect on the Plan's net assets available for benefits or on participant accounts.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i - FORM 5500
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                                                                (c)
    (a)                           (b)                           Description of Investment including                        (e)
  Party in        Identity of Issue, Borrower, Lessor             Maturity Date, Rate of Interest,           (d)         Current
  Interest                  or Similar Party                     Collateral, Par or Maturity Value         Cost**         Value
------------- ---------------------------------------------  -------------------------------------------  ----------  --------------
              Corporate Common Stocks:
     *          Aviall, Inc.                                 330,874 shares                                             $ 2,498,099
     *          Aviall, Inc. Restricted Shares               10,100 shares                                  $82,706          76,255

              Mutual Funds:
                Washington Mutual Investors A                179,657 shares                                               5,075,325
                EuroPacific Growth A                         52,092 shares                                                1,399,729
                Templeton Developing Markets Trust A         30,252 shares                                                  298,891
                Franklin Balance Sheet Investment A          32,708 shares                                                1,308,985
                Franklin Real Estate Securities A            42,471 shares                                                  700,779
                MFS Massachusetts Investors Growth A         323,025 shares                                               4,163,799
                Lord Abbett Developing Growth A              96,976 shares                                                1,474,042
                PIMCO Total Return A/Admin                   179,965 shares                                               1,882,436
                Pilgrim Int'l Small Cap Growth A             34,172 shares                                                  772,971

              Pooled Investment Funds:
                IRT Stable Value Fund                        4,968,534 shares                                             4,968,534

              Money Market Funds:
                Alliance Capital Reserve                     1,604 shares                                                     1,604

              Cash:
                Bank One Trust Account                       Balance at 12/31/01                                                196
                Bank One Disbursement Account                Balance at 12/31/01                                                958

     *        Participant Loans                              Interest rates range from 6.0% to 10.84%
                                                             (Term not exceeding five years for
                                                             nonresidential loans and ten years for
                                                             residential loans)                                             660,090
                                                                                                                        -----------

              Total Assets Held for Investment                                                                          $25,282,693
                                                                                                                        ===========

*        Represents an investment with a party in interest.

** Disclosure of cost of investments is not required for participant directed investments.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN


                                INDEX TO EXHIBITS



EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
  23                       Consent of Independent Accountants